NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ISSUES 2012 ANNUAL REPORT AND ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS

NEW YORK, March 7, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today issued its 2012 annual report. The report has been filed on EDGAR and SEDAR and the online version of the report is available on the company’s website, www.brookfieldofficeproperties.com.

Brookfield Office Properties also announced that it will hold its 2013 Annual General Meeting of shareholders on Thursday, April 25 at 11:00am ET in the 3rd floor conference center at 250 Vesey St. in New York City.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com